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    Contact:  Adam Weiner or Thomas M. Daly          Joele Frank/Patricia Sturms
              Kekst and Company                      Abernathy MacGregor Frank
              (212) 521-4800                         (212) 371-5999

                                                           FOR IMMEDIATE RELEASE

                WHX CORPORATION AND HANDY & HARMAN AGREE TO MERGE

    NEW YORK, NY, MARCH 2, 1998-WHX Corporation (NYSE:WHX) and Handy & Harman (NYSE:HNH) jointly announced today that they have entered into a definitive merger agreement providing for the acquisition by WHX of all of the outstanding common shares of Handy & Harman at $35.25 per share in cash. The transaction has been unanimously approved by the Boards of Directors of both companies.

    The merger agreement provides for a subsidiary of WHX to promptly commence a cash tender offer to acquire all of Handy & Harman's outstanding shares at $35.25 per share. The tender offer is conditioned on, among other things, the valid tender of such number of shares which, when added to the 13.6% of the outstanding shares already owned by WHX, would represent at least a majority of Handy & Harman's outstanding shares. The tender offer is not subject to financing or Hart-Scott Rodino approval, and is expected to commence later this week. Donaldson, Lufkin & Jenrette Securities Corp. will be the dealer-manager for the tender offer, and Innisfree M&A Incorporated will be the information agent.

    Following completion of the tender offer, WHX Corporation will be entitled to designate a majority of the Board of Directors of Handy & Harman. The parties will complete a second-step cash merger at $35.25 per share as promptly as practicable following completion of the tender offer.

    The transaction has a total value of approximately $645 million, including the assumption of approximately $190 million in debt and the cash-out of stock options.

                                  -more-

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    Commenting on the execution of the merger agreement, Richard N. Daniel,
    Chairman and Chief Executive Officer of Handy & Harman, and Ronald LaBow, Chairman of WHX Corporation, stated: "We are pleased that these two fine companies have been able to reach an amicable agreement which is beneficial to the stockholders of both companies. We look forward to working together in the coming years in continuing the excellent growth and profitability of Handy & Harman's businesses."

    Mr. Daniel further stated: "Handy & Harman has engaged in an extensive process, with the assistance of Goldman, Sachs & Co., the Company's financial advisor, in soliciting and evaluating third party interest in a transaction with Handy & Harman and evaluating other strategic alternatives not involving the sale of Handy & Harman to a third party. We are convinced that the current $35.25 per share offer by WHX is in the best interests of our shareholders."

    A detailed discussion of the rationale for the Handy & Harman Board of Directors' recommendation will be contained in a Solicitation/Recommendation Statement on Schedule 14D-9, which is expected to be filed with the Securities and Exchange Commission later this week and will be mailed to shareholders shortly thereafter.

    WHX Corporation is a holding company and through its Wheeling-Pittsburgh Steel Corporation is the ninth largest integrated steel manufacturer in the United States.

    Handy & Harman is a diversified industrial manufacturing company with operations in materials engineering and specialty manufacturing. Handy & Harman's products include electronic components, specialty fasteners, engineered materials, specialty wire and tubing and fabricated precious metals. Handy & Harman was founded in 1867 and is headquartered in New York.

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